Exhibit 77(o)

Transactions effected pursuant to Rule 10f-3

Fund Name	Issuer	Date of Purchase	Broker / Dealer From Whom Purchased	Affiliated/Principal Underwriter of Syndicate
Van Kampen Comstock Portfolio	Bank of America Pfd	12/3/2009	Merrill Lynch	Bank of America, Merrill Lynch, UBS
Van Kampen Equity Income Fund	Hess Corp. 6% 1/15/40	12/09/09	JPMorgan	Goldman Sachs, JPMorgan, Morgan Stanley
JPMorgan Mid Cap Value Portfolio	Regency Centers Corporation	12/04/09	Wells Fargo	JPMorgan, Wells Fargo Securities